2222

RECEIVED

2006 DEC 12 A 10:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06019087

22 November 2006

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON DC 20549
USA

Attention: Office of International Corporate Finance, Division of Corporation Finance

Re: David Jones Limited (File No. 82-4230) - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Sirs

David Jones Limited
First Quarter (1Q07) Sales Results

I am submitting the attached information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Very truly yours
DAVID JONES LIMITED

PROCESSED
DEC 15 2006
THOMSON FINANCIAL

Caroline Waldron

Caroline Waldron
Company Secretary and General Counsel

Tel: (02) 9266 5130
Fax: (02) 9261 5717
email: cwaldron@davidjones.com.au

dlw 12/12

RECEIVED
2006 DEC 12 A 10: 58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASX AND MEDIA RELEASE

For Immediate Distribution **22 November 2006**

DAVID JONES DELIVERS 6.3% SALES GROWTH in 1Q07

- **1Q07 Sales Revenue growth of 6.3%**
- **Better than expected Sales result** – $430.3 mil (1Q07) vs. $405.0 mil (1Q06)
- **Well prepared** to capitalise on the important Christmas & Clearance trading periods

David Jones Limited (DJS) today reported **Sales Revenue of $430.3 million** for the first quarter of the 2007 financial year **(1Q07)** being the period 30 July 2006 to 28 October 2006. This represents **6.3% growth** on 1Q06 ($405.0 million: 31 July 2005 to 29 October 2005) on both a Total Sales basis and on a Like-for-Like basis.

David Jones CEO Mr Mark McInnes said, "Our Company's Sales growth in 1Q07 exceeded the 2%-4% guidance we gave at the time of the FY06 Results announcement on 27 September 2006. This is indicative of a strengthening in the retail cycle compared to 1Q06 and is a testament to the strength of our Business Model.

"Whilst we are delighted with our top line Sales growth for the first quarter of FY07, we recognize that we were cycling a low base (-3.1% growth in 1Q06 versus 1Q05) and as such we remain determined to continue to focus on cost efficiency savings, inventory management, gross profit margins, and on delivering ongoing profit growth.

"Our Refurbishment program continues to progress well. On 29 October 2006 we unveiled our newly refurbished Bourke Street Ground Floor Cosmetics & Accessories Hall. Its performance to date has exceeded our expectations and we are well positioned to capitalize on the growth opportunities for our business in the key Melbourne market," Mr McInnes said.

OUTLOOK

Looking forward, the Company reiterates the comments made at the time of its FY06 Results announcement, that the broader retail cycle appears to be trending upwards. Independent forecasters in general, continue to expect favourable retail conditions in FY07 with the retail cycle peaking in FY08.

Mr McInnes said, "It is too early to determine the exact impact of the recent interest rate rise on consumer spending behaviour over the Christmas trading period. Whilst our Sales performance in 1Q07 is very encouraging, we are cognizant of the fact that the Christmas and Clearance periods in 2Q07 are the most important trading periods in the first half of the financial year and we would prefer to trade it before updating our existing guidance of 2%-4% Sales growth for 1H07," Mr McInnes said.

The Company is well prepared as the leading gift giving destination for the important Christmas trading period. Management is confident that the Company's strong business model positions it well to continue delivering its previously stated guidance of 5%-10% underlying* Profit after Tax (PAT) growth in both FY07 and FY08.

ENDS

FOR FURTHER INFORMATION CONTACT:
Helen Karlis
General Manager Corporate Affairs, Communications & Investor Relations
David Jones Limited
02 9266 5960
0404 045 325

Notes:

** Profit after Tax (PAT) Guidance for FY07 is 5%-10% on an underlying basis plus the additional $3 million that will be added to PAT as a result of the unwinding of the Sale & Leaseback Transaction. This translates to underlying PAT guidance in the range of $88 - $92 million under AIFRS for FY07 or 8.5% – 13.5% over the FY06 base. Guidance for FY08 is also at 5% - 10% on an underlying basis (adjusted for RPS conversion on 31/7/07).*

The Sales numbers quoted in this ASX Release have not been adjusted to take into account changes to the provisions for returns or lay-by. These changes are required under AIFRS and will be reflected in the half year-end Sales figures in the Company's Income Statement. Any change is expected to be immaterial.